File No. 70-






            SECURITIES AND EXCHANGE COMMISSION

                  Washington, D.C.  20549

                   FORM U-1 DECLARATION


                        UNDER THE


	PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
	--------------------------------------------

          The Cincinnati Gas & Electric Company
                 139 East Fourth Street
                 Cincinnati, Ohio  45202


	(Name of company or companies filing this statement and
                address of principal executive offices)
	--------------------------------------------------------

                         Cinergy Corp.

	(Name of top registered holding company parent)
	-----------------------------------------------


                        William L. Sheafer
                          Cinergy Corp.
                      139 East Fourth Street
                      Cincinnati, Ohio 45202

             (Name and address of agent for service)



The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

     Ms. Cheryl M. Foley                              James R. Lance
Vice President, General Counsel               Manager - Corporate Finance
    and Corporate Secretary                           Cinergy Corp.
        Cinergy Corp.                            139 East Fourth Street
  139 East Fourth Street                         Cincinnati, Ohio 45202
Cincinnati, Ohio  45202

Item 1.	Description of Proposed Transactions.
        -------------------------------------

Transaction Overview
--------------------
	The Cincinnati Gas & Electric Company (CG&E) is a utility company and wholly-owned subsidiary of Cinergy Corp. (Cinergy), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the Act). CG&E hereby proposes to enter into a transaction prior to June 30, 1996 involving a sale of equipment not to exceed $40 million, depending on the aggregate appraised value. The equipment shall include gas combustion turbines and related equipment such as, but not limited to, transformers, boilers and water pumps, of Unit Nos.
1 and 7 at CG&E's Woodsdale Generating Station (Woodsdale)
(collectively, Equipment).
	Woodsdale is gas combustion turbine electric generating station located in southwestern Ohio and is wholly owned by CG&E. Woodsdale
Unit Nos. 1 through 6 are in operation. Woodsdale Unit No. 7 is under construction and is expected to be in service in 1998 based on current estimates. Woodsdale Unit No. 1 has a net generating capability of 82 megawatts and Woodsdale Unit No. 7 is expected to have 109 megawatts of net generating capability when completed.
	The sale by CG&E will be limited to equipment that constitutes moveable property and will exclude certain property retained by CG&E, such as land, buildings, pollution control facilities, and other non-moveable property. The Equipment shall include equipment in service and equipment under construction at the time of sale.

Sale Terms
----------
	Depending on the appraised value, the Equipment is not expected to be sold for more than $40 million. All sale proceeds will be due and payable at the time of closing.
	CG&E anticipates the Equipment to be sold to a third party finance lessor who will concurrently enter into a leaseback of the Equipment.
CG&E is filing for approval of the leaseback of the Equipment with the Public Utilities Commission of Ohio (PUCO), CG&E's state commission. Accordingly, authorization for the leaseback of Equipment is not being sought in this Application due to the PUCO having jurisdiction over such transaction pursuant to Section 9(b)(1).
	After approval of the sale terms by CG&E's Board of Directors or by Company officers authorized by CG&E's Board of Directors, it is anticipated that an agreement setting forth the terms of the sale would be executed in substantially the form of Exhibit B as filed herewith.
	The authorization of the sale of the Equipment in no way relieves CG&E of its responsibility to obtain the best terms available for the transaction and, therefore, it is appropriate and reasonable for this Commission to authorize CG&E to agree to the proposed sale terms.

Use of Sale Proceeds
--------------------
	CG&E proposes to use the net proceeds from the sale of the Equipment either for (a) the redemption, in whole or in part, prior to maturity, of one or more series of CG&E's outstanding first mortgage bonds, pursuant to the provisions of CG&E's First Mortgage dated as of August 1, 1936, with The Bank of New York, as trustee, as supplemented and amended, (b) repayment of short-term debt incurred in connection with such redemption, or (c) other general corporate purposes.
	CG&E is currently considering the redemption, in whole or in part, of its First Mortgage Bonds, 10.20% Series due December 1, 2020, which are callable beginning December 1, 1995. The proposed redemption of high cost first mortgage bonds using the equipment sale proceeds is anticipated to result in greater cost savings than might otherwise be achieved were CG&E to issue and sell other securities to fund the redemption over a correspondingly long lease term.

Statement Pursuant to Rule 54
-----------------------------
	CG&E does not intend at present to use the sale proceeds proposed herein to finance the acquisition of an EWG or a FUCO. If CG&E's intention changes, an amended Declaration or separate filing under the Act will be submitted requesting authorization for such use.
	Under Rule 54, in determining whether to approve the issue and sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions set forth in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result thereof, will exist.
The following discussion assumes the Cinergy system's existence for the dates and periods in question.
	Three Cinergy companies are EWGs or FUCOs: PSI Argentina, Inc. ("PSI Argentina") and Costanera Power Corporation ("Costanera") are
EWGs, and PSI Energy Argentina, Inc. ("Energy Argentina") is a FUCO.
For further information with respect to such entities, reference is made to the Application-Declaration, as amended in File No. 70-8589.
	Rule 53(a)(1): The average of Cinergy's consolidated retained earnings for the four consecutive quarters ended June 30, 1995 was $909 million, and Cinergy's aggregate investment in EWGs and FUCOs at June
30, 1995 was approximately $20 million, or approximately 2% of consolidated retained earnings.
	Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.
	In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.
	In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.
	Rule 53(a)(3): Less than two percent of the total number of employees of Cinergy's utility subsidiaries render services, at any one time, to Costanera, PSI Argentina and Energy Argentina. Such services have heretofore been rendered, in part, by employees of PSI Energy, Inc., in accordance with the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, 52 SEC Docket 2533, 2534-35 (Nov. 13, 1992),
and by employees of CG&E in accordance with business practices established prior to the Cinergy merger and the registration of Cinergy as a holding company under the Act. Pursuant to the Commission's order dated October 21, 1994 in File No. 70-8427, Cinergy Services, Inc., is authorized to provide administrative, management and other support services to utility and nonutility associate companies, including those that are EWGs or FUCOs.
	Rule 53(a)(4): Cinergy is concurrently submitting a copy of this Declaration, and will submit copies of any Rule 24 certificates hereunder, as well as a copy of Item 9 of Cinergy's Form U5S and Exhibits H and I thereto, to each of the public service commissions having jurisdiction over the retail rates of Cinergy's operating utility subsidiaries at the time such documents are filed with the Commission.
	Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorizations herein requested by reason of the provisions of Rule 53(b).
	Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.
	Rule 53(b)(2): Average consolidated retained earnings for the four quarters ended June 30, 1995 equaled $909 million, versus $979 million for the four quarters ended June 30, 1994, a difference of approximately $70 million or 7%. Accordingly, the investment restriction set forth in this provision of the Rule is inapplicable.
	Rule 53(b)(3): For the twelve months ended June 30, 1995, Cinergy had net income of approximately $910,000 attributable to its direct and indirect investments in EWGs and FUCOs.
	Rule 53(c): Inasmuch as Rule 53(c) applies only if an applicant is unable to satisfy the requirements of Rule 53(a) and (b), it is inapplicable here.

Item 2.	Fees, Commissions and Expenses.
        -------------------------------
	Expenses of CG&E in connection with the proposed sale are expected to be minimal, being limited to the Form U-1 filing fee of $2,000 and miscellaneous out of pocket expenses to transact the sale, currently estimated to not exceed $10,000. No other fees, commissions or expenses, other than expenses billed at cost by Cinergy Services, Inc., not to exceed $20,000, are to be paid or incurred by CG&E or any associate company in connection with the proposed transaction.

Item 3.  Applicable Statutory Provisions
         -------------------------------
	CG&E believes that the proposed sale of the Equipment is subject to Section 12(d) of the Act and Rule 44 thereunder.

Item 4.	Regulatory Approval.
        --------------------
	No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed sale of Equipment and redemption of securities. Approval of the leaseback is being sought with the PUCO. A copy of the PUCO order will be filed by amendment hereto.

Item 5. Procedure.
        ----------
	CG&E hereby respectfully requests that the Commission issue and publish not later than October 26, 1995, the requisite notice under Rule 23 with respect to the filing of this Declaration, and that the Commission enter not later than November 21, 1995, an appropriate order permitting this Declaration to become effective.
	CG&E hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.	Exhibits and Financial Statements.
        ----------------------------------

	(a)  Exhibits:
		A		Not Applicable.
		B		Form of Bill of Sale.
		C		Not Applicable.
		D		Copy of Order of The Public Utilities
                                Commission of Ohio (to be filed by amendment).
		E		Not Applicable.
                F               Opinion of counsel (to be filed by amendment).
		G		Form of Notice of Proposed Transactions for
                                publication in Federal Register.
	(b)	Financial Statements:
		FS-1		CG&E Unaudited Pro Forma Consolidated Balance
                                Sheet at June 30, 1995.
		FS-2		CG&E Unaudited Pro Forma Consolidated
                                Statement of Income for the Twelve Months
                                Ended June 30, 1995.
		FS-3		CG&E Unaudited Pro Forma Consolidated
                                Statement of Changes in Retained Earnings
                                for the Twelve Months Ended June 30, 1995.
		FS-4		CG&E Pro Forma Consolidated Journal Entries
                                to give effect to the sale of equipment and
                                redemption of outstanding debt securities.
		FS-5		Cinergy Unaudited Pro Forma Consolidated
                                Balance Sheet at June 30, 1995.
		FS-6		Cinergy Unaudited Pro Forma Consolidated
                                Statement of Income for the Twelve Months
                                Ended June 30, 1995.
		FS-7		Cinergy Unaudited Pro Forma Consolidated
                                Statement of Changes in Retained Earnings
                                for the Twelve Months Ended June 30, 1995.
		FS-8		Cinergy Pro Forma Consolidated Journal
                                Entries to give effect to the sale of
                                equipment and redemption of outstanding debt
                                securities.
		FS-9		Financial Data Schedule for CG&E (included in
                                electronic transmission only).
                FS-10           Financial Data Schedule for Cinergy (included
                                in electronic transmission only).

Item 7.	Information as to Environmental Effects.
        ----------------------------------------
	In light of the transactions proposed in this Declaration, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
	No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                            S I G N A T U R E
	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                            THE CINCINNATI GAS
                                             & ELECTRIC COMPANY


                                    By:   /s/ William L. Sheafer
                                          ----------------------
                                            William L. Sheafer
                                                Treasurer



Dated: October 12, 1995